Filed by Federated MDT Series

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Federated Technology Fund, a portfolio of Federated Equity
Funds
Commission File No. 811-21904


                           FEDERATED TECHNOLOGY FUND


                    Important Notice - URGENT Third Request


Dear Federated Technology Fund Shareholder:

In January, you received a proxy with complete details regarding a proposed Agreement and Plan of Reorganization between Federated Technology Fund and Federated MDT Small Cap Growth Fund. The Board of Trustees recommends that a vote FOR the proposal is in the best interest of shareholders.

Our records indicate you have not yet voted.

YOUR VOTE IS EXTREMELY IMPORTANT TO US, NO MATTER HOW MANY SHARES YOU OWN. YOUR FUND IS COMPRISED OF MANY ACCOUNTS AND EVERY ONE OF THEM HAS A DIRECT IMPACT ON THE OUTCOME OF THE PROXY VOTE. PLEASE VOTE TODAY!

Another copy of your proxy ballot(s) has been enclosed with this letter for your convenience. Should you have any questions regarding the proposal, please call this toll-free number: 1-866-526-4098. Below are the voting options that have been set up for your convenience:

BY AUTOMATED TOUCH TONE PHONE
Call the toll free number listed on the enclosed proxy ballot and follow the simple instructions.

BY INTERNET
Visit the Internet site listed on the enclosed proxy ballot and follow the simple instructions.

BY MAIL
Simply complete and sign the enclosed proxy ballot and return it in the postage paid envelope provided.

Again, please do not hesitate to CALL TOLL-FREE 1-866-526-4098 if you have any questions regarding this matter. PLEASE vote today! If you have voted since this letter was mailed, we thank you for your vote.

Thank you for your assistance with this important matter.


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